

May 6, 2021

Fawad Maqbool
President and Chief Executive Officer
AmpliTech Group, Inc.
620 Johnson Avenue
Bohemia, NY 11716

> **Re: AmpliTech Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2021**
> **File No. 333-255656**

Dear Mr. Maqbool:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gregory Sichenzia